October 10, 2017

Via EDGAR Correspondence and Email

Mara L. Ransom

Assistant Director

Officer of Consumer Products

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	Connecticut Water Service, Inc.
Registration Statement on Form S-3
Filed September 8, 2017
File No. 333-220387

Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 13, 2017
File No. 000-08084 (the “Annual Report”)

Dear Ms. Ransom:

Set forth below are the responses of Connecticut Water Service, Inc., a Connecticut corporation (“we”, “our” “us”, “Connecticut Water” the “Company”, or “CTWS”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 27, 2017, with respect to the Annual Report.

For your convenience, the exact text of the comments provided by the Staff has been included in italicized type preceding each response in the order presented in the Staff’s comment letter.

Question:

Registration Statement on Form S-3

1.	At this time, a review is open for your annual report on Form 10-K for the fiscal year ended December 31, 2016. We will coordinate any request for acceleration of effectiveness for this registration statement with resolution of all comments regarding the Form 10-K review. Please confirm your understanding in this regard.

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

October 10, 2017

Company Response:

The Company acknowledges the Staff’s comment and confirms the Staff’s understating in this regard.

Form 10-K for the Fiscal Year Ended December 31, 2016

Financial Statements

Note 1.    Summary of Significant Accounting Policies

Basis of Presentation, page 51

Question:

2.	We note from your disclosures that you recorded out-of-period adjustments related to errors in your accounting for stock-based performance awards granted to officers of the Company in the second quarter of Fiscal 2016. We also note your disclosure that these errors and out-of-period adjustments are not material to your financial statements. Please address the following with regard to your Internal Control over Financial Reporting and Disclosure Controls and Procedures for 2016:

•	Tell us when and how the error was identified. If it was identified through your processes or internal controls, explain why the error was not identified in an earlier period and to which specific prior periods the errors relate. Please include details regarding the amounts of the error attributable to each prior period.

Company Response:

The error was identified during the second quarter of 2016. An increase in the Company’s stock price in the first half of the year which impacted the Company’s operating results through the recording of approximately $1 million in mark to market expense and an internal control over financial reporting monitoring control precipitated the careful review of the accounting practices being followed for stock-based performance awards as more fully described below.

Beginning in 1999, after a shareholder-approved amendment to the 1994 CTWS Performance Stock Plan (the “1994 Plan”), the form of awards eligible to be issued to participants was expanded to include “Performance Share Units” (“PSUs”). PSUs are a hypothetical investment equivalent equal to one share of the Company’s common stock granted in connection with an award made under the 1994 Plan. Prior to the amendment, the only equity awards allowable under the 1994 Plan were stock options and restricted stock. The almost exclusive use of restricted stock resulted in participants engaging in annual share selling by participants in order to meet the immediate tax liability resulting from the participants’ receipt of restricted stock. PSUs alleviated the

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

October 10, 2017

selling pattern as each PSU remains a deferred award from a tax perspective until the participant retires or otherwise leaves the Company, at which time the awarded PSUs convert to shares of actual common stock of CTWS and are taxable to the participant. The Company’s accounting for the PSUs has been consistent since their initial issuance in 2000. In the amended 1994 Plan, participants had the option to request that upon separation from service with the Company the value of the PSUs be paid in cash, as well as the option of converting into actual shares of CTWS common stock.

The passage of Section 409A of the Internal Revenue Code required the Company’s 2004 Performance Stock Program (the “2004 Plan”) to be amended to remove the option to receive cash in settlement of PSUs. As a result, the option for a participant to request cash settlement upon separation from service with the Company was removed from the 2004 Plan in December 2005 after a shareholder-approved amendment to the 2004 Plan, which originally included the same cash settlement provision found in the 1994 Plan. In consultation with CTWS’s independent auditors at the time, CTWS appropriately recorded each initial PSU award once earned as a charge to Compensation Expense and Equity over the service period of the award for each participant. However, due to the continued form of the PSU award remaining during the participant’s working career, and the lack of conversion to actual stock until separation, the Company continued (incorrectly) to Mark to Market the value of those PSUs once earned and vested, despite the step taken to remove the cash settlement provision from the 2004 Plan.

During the first quarter of 2016, the Company experienced a significant increase in its share price (approximately 19%) and recorded a Mark to Market expense of approximately $1 million. One of the Company’s internal controls over financial reporting is the comparison of current period results to the Company’s budget as well as actual results for the same period of the prior year. After recognizing the impact of the increase in stock price in the first quarter of 2016, the Company noted that some of its peer water utility companies had experienced comparable volatility in share prices, maintained comparable award plans, but no evidence was found in the SEC filings of such peer companies that the comparable share price volatility had impacted such companies’ results of operations. In light of the monitoring controls identifying the $1 million Mark to Market expense recorded in the first quarter of 2016 and the lack of evidence of similar earnings impacts at peer water utility companies, the Company decided to again analyze the accounting for PSU awards made under the 2004 Plan to assure itself that the accounting was appropriate.

In periods prior to the first quarter of 2016, the Mark to Market expense recorded was not material to the Company’s reported results. Given this immateriality and the fact that the total possible error was equal to the total amount of annual Mark to Market expense, attention was not drawn to this item for additional review.

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

October 10, 2017

The Company considered ASC 718 in performing analysis on the 1994 Plan attributes (and its successor plans, 2004 and 2014) to determine whether the PSUs should be considered equity or liability awards. In our view, the PSUs awarded since the introduction of the 2004 Plan all fit the “Equity” designation, with the lack of conversion and absence of mandatory convertibility being the trigger points in many award treatments between equity and liability. Awards issued under the amended 1994 Plan should be recorded as a Liability and Mark to Market Accounting is appropriate. The following table provides the prior periods to which the adjustment relates.

Year	Adjustment
2004	(1,586)
2005	(12,281)
2006	(17,912)
2007	24,759
2008	(15,261)
2009	77,195
2010	191,600
2011	10,445
2012	190,577
2013	710,032
2014	198,667
2015	256,297

Sub-Total Prior Years	1,612,532

2016 (Q1 only)	947,934

Total	2,560,466

Question:

•	Tell us whether you evaluated if there were any control deficiencies that led to these errors.

Company Response:

The Company conducted an evaluation of its Internal Control over Financial Reporting to determine any control deficiencies that led to these errors. A discussion of this evaluation is included in the response to the following bullet.

Question:

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

October 10, 2017

•	To the extent that you determined there were control deficiencies that led to the errors, describe in reasonable detail the deficiencies, how you evaluated the severity of each identified in 2016 and any prior year related deficiencies or errors in your assessment. Please refer to the guidance for evaluating control deficiencies beginning on page 34 of SEC Release No. 33-8810 “Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934,” available on our website at https://www.sec.gov/rules/interp/2007/33-8810.pdf. Include in your analysis a description of the maximum potential amount or total of transactions exposed to the deficiencies and explain how you made that determination.

Company Response:

After considering the Company’s Internal Control over Financial Reporting in light of the facts being analyzed, the Company believed a control deficiency existed related to this error. The issue was identified, questioned and raised by management of the Company and brought to the attention of the Audit Committee and the Company’s external auditors.

In analyzing the level of deficiency, the Company relied largely on the determination of whether previously issued financial statements could continue to be relied upon or if there was a material misstatement and the factors noted in the SEC Release No. 33-8810. Based on the analysis below, we concluded that there was no material misstatement and all previously issued financial statements could be relied upon. This conclusion in large part eliminated our consideration of a material weakness being an appropriate classification for the deficiency. The Company notes that the materiality conclusion took into account and relied upon both the quantitative and qualitative aspects of SEC Staff Accounting Bulletin No. 99 (“SAB 99”) analysis. The Company fully communicated the issue to its Audit Committee and Board of Directors. The Company believes that this internal control deficiency was appropriately categorized as a significant deficiency.

In evaluating the deficiency, as discussed further below, the Company also considered both qualitative and quantitative factors in assessing the severity of the error as prescribed in SEC Release No. 33-8810, “Commission Guidance Regarding Management’s Report on Internal Control over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934.”

Additionally, the Company points to other elements of the Commission’s guidance in its evaluation of the deficiency. These include certain risk factors, factors affecting the magnitude of the misstatement and whether certain situations indicate a material weakness.

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

October 10, 2017

In consideration that risk factors affect whether there is a reasonable possibility that a deficiency will result in a misstatement of a financial statement amount or disclosure, the Company notes the following:

•	The nature of the financial reporting elements involved was limited to the specific issue of accounting for PSUs awarded under the Company’s Performance Stock Plan.
•	The Company has monitoring controls which identified the $1 million Mark to Market expense recorded in the first quarter of 2016.
•	The deficiency being related solely to the accounting for PSUs awarded under the Company’s Performance Stock Plan limits the possible future consequences of the deficiency.

With respect to factors affecting the magnitude of the misstatement, the Company notes the following:

•	The financial statement amounts or total of transactions exposed to the deficiency were limited to the Mark to Market expense recorded on the PSUs awarded under the Company’s Performance Stock Plan (which are detailed below).
•	The volume of activity in the class of transactions is also limited to those transactions related solely to the accounting for PSUs awarded under the Company’s Performance Stock Plan.

Additionally, the Company considered the following situations relative to the severity of the deficiency:

•	No fraud on the part of senior management was identified.
•	Previously issued financial statements have not been restated to reflect the correction of a material misstatement.
•	No material misstatement of the financial statements in the current period was identified.
•	There were no other deficiencies affecting the same financial statement amount or disclosure, or component of internal control.

Finally, the Company has determined that the deficiency, for all the reasons discussed in this letter, would not prevent prudent officials in the conduct of their own affairs from concluding that they have reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP.

These factors, as well as the following discussion of quantitative and qualitative factors, were considered in the Company’s conclusion that the internal control deficiency was a significant deficiency and not a material weakness.

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

October 10, 2017

The Company evaluated the errors in previously issued financial statements using a “Dual Method” of determining treatment of errors in U.S. GAAP financial statements as well as qualitative factors. “Iron Curtain” and “Rollover” comprise the Dual Method.

The “Rollover” method quantifies income statement errors based on the amount by which the income statement is actually misstated — including the reversing effect of any prior errors. Identified misstatements in the previous period that were not corrected need to be considered to determine the “carryover effects”.

The “Iron Curtain” method quantifies income statement errors based on the amount by which the income statement would be misstated if the accumulated amount of the errors that remain in the balance sheet were corrected through the income statement of that period.

The following table provides the quantitative details of the Rollover analysis and supports the Company’s position that the errors were not material (from both a quantitative standpoint as noted in the table below and from a qualitative standpoint as discussed in the pages to follow), and the previously-issued financial statements were not considered materially misstated (i.e., they can continue to be relied upon).

Year	Operation & Maintenance Expense Impact	Net Income	%	Utility Operating Income*	%	Operation & Maintenance Expense	%
2004	($1,586)	$9,163,000	-0.02%	$11,041,000	-0.01%	$22,053,000	-0.01%
2005	($12,281)	$7,166,000	-0.17%	$10,538,000	-0.12%	$23,860,000	-0.05%
2006	($17,912)	$6,708,000	-0.27%	$7,525,000	-0.24%	$26,451,000	-0.07%
2007	$24,759	$8,781,000	0.28%	$13,254,000	0.19%	$29,864,000	0.08%
2008	($15,261)	$9,424,000	-0.16%	$13,975,000	-0.11%	$31,877,000	-0.05%
2009	$77,195	$10,209,000	0.76%	$13,092,000	0.59%	$32,181,000	0.24%
2010	$191,600	$9,798,000	1.96%	$14,577,000	1.31%	$33,105,000	0.58%
2011	$10,445	$11,300,000	0.09%	$16,407,000	0.06%	$32,662,000	0.03%
2012	$190,577	$13,640,000	1.40%	$20,421,000	0.93%	$40,326,000	0.47%
2013	$710,032	$18,269,000	3.89%	$22,849,000	3.11%	$44,564,000	1.59%
2014	$198,667	$21,319,000	0.94%	$25,997,000	0.76%	$44,445,000	0.45%
2015	$256,297	$22,761,000	1.13%	$27,439,000	0.93%	$48,052,000	0.53%

Total	$1,612,532

The error amounts recorded in each of the years from 2004-2015 represent the total transaction class amounts for the PSUs recorded. Similarly, the $1.6 million represents the maximum amount of transactions exposed to this deficiency since the error was confined to the sole issue of accounting for PSUs.

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

October 10, 2017

Our determination that the Company’s previously issued financial statements could continue to be relied upon using the “Rollover” method to determine if the prior year financial statements could continue to be relied upon and the “Iron Curtain” method to determine if the cumulative error was not material to our projected 2016 financial statements led us to believe that the correction should be made under an “out of period adjustment”. That decision rested on whether the impact of the adjustment would materially impact the fiscal year in which it would be corrected or the trend in earnings.

Quantitative and Qualitative Analysis – Iron Curtain Method—2016, Rollover Method 2004-2016

The error being corrected was measured as of December 31, 2015 and was a $1.6 million reduction in Operation & Maintenance (“O&M”) Expense resulting in a $1.6 million increase in Utility Operating Income (“UOI”)* and Pre-Tax Net Income. The areas impacted were:

–	Cash Flow (No Impact other than an equal modification to Net Income and Other Non-Current items, both contained within Operating Activities)
–	Balance Sheet Equity – (Common Stock and Retained Earnings, Other Long-Term Liabilities)
–	Income Statement (O&M Expense and UOI and Net Income)

* Utility Operating Income is a relevant measurement component of our Income Statement for analyzing this error. UOI is the numerator in state regulatory filings made by both The Connecticut Water Company and The Maine Water Company, the company’s regulated water utilities as of 12/31/16, in determining earned Return on Equity (“ROE”). In each state in which the Company operates, the Company files a quarterly report with utility regulators to provide assurance that the Company’s financial results have not exceeded allowed levels established during the rate-setting process.

Income Statement

–	O&M Expense impact was a $1.6 million adjustment on a reported expense of $44.1 million, or 3.6%. The Company’s reported O&M Expense was overstated for the periods in question.
–	UOI and UOI (pre-tax) increased $1.6 million on reported UOI and UOI (pre-tax) of $28.9 million and $31.5 million, an increase of 5.5% and 5.1%, respectively.
–	Pre-tax Net Income (“PTNI”) increased $1.6 million on reported $26.6 million PTNI, or 6.0%.

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

October 10, 2017

Balance Sheet (based upon actual 12/31/15 used as a proxy for 12/31/16 as no significant changes were expected)

–	Common Stock (1.1%) Retained Earnings (2.0%)
–	Long Term (“LT”) Compensation Arrangements (0.5%)

As required, the Company considered several qualitative factors in its analysis of determining materiality. Those qualitative factors included the following:

•	A change in earnings or other trends:

The impact of the misstatement increased UOI and PTNI. Net Income and UOI have increased for the 5 years preceding mid-2016 and have increased 8 of the past 9 years and the correction did not change that trend.

•	Failure to meet analysts’ consensus expectations for the enterprise:

Analyst’s expectations for 2016 for CTWS were at or slightly below our then current projected net income excluding the correction.

•	Change from a loss to income or vice versa:

Not applicable.

•	Investors’ perspective:

Investor’s sentiment on the Company had been positive over the 3 years preceding mid-2016, with the stock price increasing approximately 40% Year-To-Date (“YTD”) at that time and 50% over the previous 12 months. In addition to a regulated utility’s net income, and indeed perhaps even more important, investors tend to value the utility’s investment strategy and overall yield when evaluating utility investment options. A regulated utility operates under a business model where it earns a return on invested capital. This formula is typical of most investor-owned utilities and also allows for cost recovery from its ratepayers. While this business model does not discount the importance of GAAP financial statements of utilities, it does introduce other concepts specific to the industry which are valued by investors. When valuing a utility’s stock price, this regulatory business model is widely used by investors and analysts to forecast future earnings. This places emphasis on capital expenditure levels and rates of return allowed by regulators as well as dividend policies over historical earnings. As a result, the correction of this error was considered by the Company to likely have a minimal impact on an investor’s perception of the value of the Company.

•	Compliance with regulatory requirements:

No impact.

•	Compliance with loan covenants or other contractual requirements:

No negative impact.

•	Effect on management’s compensation:

None as the Compensation Committee and Board of Directors uses judgment in gauging the impact of non-recurring items on financial results.

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

October 10, 2017

•	Concealment of an unlawful act:

None.

Management also considered these qualitative factors in evaluating the effects of the errors for each of the years from 2004-2015 using the Rollover method and came to the same conclusions that the errors for each of those years were not material when considering both the quantitative and qualitative factors.

Management’s Conclusion

Based on the above analysis, including both the Rollover and Iron Curtain Methods, when analyzed both quantitatively and qualitatively, management concluded that the errors should be corrected as an “out of period” adjustment in 2016 with appropriate disclosure; because:

•	The adjustments were immaterial to the projected and actual 2016 Balance Sheet.
•	The adjustments had minimal offsetting impacts on the Company’s 2016 Statement of Cash Flows.
•	The adjustment resulted in increased earnings since previous periods resulted in overstated O&M expense.
•	When recorded, the adjustments did not cause the Company:
•	to fail to meet analysts’ consensus expectations;
•	to change the Company’s reported financial results from a loss to income, or vice versa;
•	to not comply with regulatory requirements;
•	to not comply with loan covenants or other contractual requirements; or
•	to change management’s compensation (nor did the amounts as originally presented have any material effect on management’s compensation at the time of calculating such compensation).

Question:

•	Tell us whether you evaluated if there were any deficiencies in your monitoring or risk assessment controls and processes as a result of the errors, and if so, how you evaluated the severity of those deficiencies.

Company Response:

Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

October 10, 2017

We believe the monitoring control described above helped detect an anomaly in our accounting for stock compensation. However, at the time that the error was discovered the Company had begun the process of implementing an Enterprise Risk Management Program (“ERM”). While the Company has always had a thorough process of reviewing financial statements and regulatory filings, the ERM that is now in place has added an additional layer of risk prevention that, when combined with changes to our internal control processes, increases our confidence in the accuracy of future filings.

Question:

•	Tell us if you made changes or improvements in your internal controls over financial reporting due to the errors disclosed.

Company Response:

The Company determined that the significant deficiency was the result of a control not being in place rather than existing controls not operating effectively. As such, the Company has modified its internal controls to include a new control to review any changes to compensation plans and their impact on accounting in place for those plans. Such review now occurs annually and whenever a new compensation plan or significant change to an existing compensation plan is proposed.

* * * * * *

Should the Staff have any questions or comments, please feel free to call me at (860) 664-6030 or email at dbenoit@ctwater.com.

Sincerely,

CONNECTICUT WATER SERVICE, INC.

By:	/s/ David C. Benoit
Name: David C. Benoit
Title: Interim President and CEO, Senior Vice President – Finance, Chief Financial Officer

cc:	Sondra Snyder, SEC Staff accountant
James Allegretto, SEC Senior Assistant Chief Accountant
Katherine Bagley, Staff Attorney
Jennifer Lopez, Staff Attorney
James W. Nowoswiat
Robert J. Doffek
Edward B. Whittemore